

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 8, 2016

Via E-mail
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

> **Re:** **Bare Metal Standard, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 25, 2016**
> **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 2 of our letter dated August 3, 2016, and we reissue the comment in part. On your prospectus cover page, please prominently state that you have no intention to engage in a merger or other business combination.

2. We note your response to comment 3 of our letter dated August 3, 2016, and we reissue the comment. Please provide the information regarding your recent sales of unregistered securities to your officers, directors and Mr. Shinderman that is required by Item 701 of Regulation S-K. Please also provide the disclosure required by Item 511 of Regulation S-K. Please understand that this information will be required prior to effectiveness of your registration statement.

Calculation of Registration Fee

3. We note your response to comment 5 of our letter dated August 3, 2016, and we reissue the comment. Please include the quantity to be registered of each class of security. For guidance, refer to Form S-1.

Summary

4. In the penultimate paragraph on page 6 you state that investors will pay $.50 per share rather than per unit. You also disclose that for each *share* purchased investors will receive a warrant rather than saying *for each unit.* Please revise throughout to clarify.

The Offering, page 7

5. The company may not sell securities at other than a fixed price for the duration of this offering even if shares are quoted on the OTCBB or listed on an exchange. Please revise throughout the prospectus. Please refer to Rule 415(a)(4) of Regulation C of the Securities Act of 1933.

6. Please reconcile the percentage of shares to be owned by officers and directors disclosed on pages 7 and 8.

Common stock outstanding after offering, page 7

7. Please explain the increase in securities issued and outstanding since your last amended registration statement on Form S-1, and revise throughout your registration statement accordingly.

We are a Development Stage Company…, page 13

8. Please clarify the meaning of "Prior to production of printed products…."

Our Success Depends…, page 15

9. We note that you need to establish channel partner relationships with original equipment manufacturers or supply partners. Please discuss in an appropriate place in the prospectus the likelihood that you would use Taylor Brother's existing network of relationships and revise, if needed, this risk factor.

Interest of Named Experts and Counsel, page 18

10. Please disclose, if true, that Alan Shinderman is the President of Quicksilver Stock Transfer, LLC.

Information With Respect to the Registrant's Description of Business, page 20

11. Given your stage of development, please explain the statement "The business model is secure with recurring revenue from the required service."

12. Please fully explain the differences between yours and Taylor Brother's businesses. Discuss the revenue generating aspects of each, suppliers, partners, and geographic scope of each. Is it possible that Taylor Brother's operations could compete with potential franchisees?

13. Given that you have yet to start operations, please remove disclosure that suggests current operations and a "history of providing a high level of consistent service."

Indemnification, page 31

14. We note your response to comment 14 of our letter dated August 3, 2016, and we reissue the comment in part. We note also that you attached as exhibit 3.2 to Amendment 2 to your registration statement on Form S-1 an amended Bylaws which no longer contains a page 13. Please direct us to the location of the indemnification provision in your presently-attached Bylaws which authorizes paragraph b), or revise.

Signatures

15. We note your response to comment 22 of our letter dated August 3, 2016, and that you attempted to have a majority of your directors sign an attestation to your correspondence. We reissue the comment. A majority of your board of directors must sign *in their capacity as directors* immediately following the second attestation clause *in the registration statement*. Please also disclose, if applicable, that Mr. Bedal is the company's controller or Principal Accounting Officer. For further guidance, refer to the Instructions following Signatures on Form S-1.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas C. Cook, Esq.